

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 14, 2023

Peng Zhang
Vice President of Finance
Yunji Inc.
15/F, South Building
Hipark Phase 2, Xiaoshan District
Hangzhou, Zhejiang, 310000
People's Republic of China

> **Re: Yunji Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2022**
> **Response dated August 9, 2023**
> **File No. 001-38877**

Dear Peng Zhang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Correspondence filed August 9, 2023

Item 3. Key Information
Our Holding Company Structure and Contractual Arrangements with the VIEs, page 4

1.   We note your response to comment 2 and reissue in part. Please revise to address how recent statements by China's government have or may impact the company's ability to accept foreign investments, or list on a U.S. or other foreign exchange. In this regard, we note that your response only addressed how PRC regulatory actions may impact the company.

Cash Flows through Our Organization, page 7

2.   We note your response to comment 8 and your proposed revised disclosure that there is no

equivalent or similar restriction or limitation in Hong Kong. However, given the uncertainty regarding the PRC government's ability to intervene and impose restrictions on the ability of you, your subsidiaries, and the consolidated VIEs to transfer cash, please revise here, in your summary of risk factors and risk factors section to state that *to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash.*

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 165

3.   As noted in your response to comment 16, Item 16I(b) of Form 20-F states: "any such identified foreign issuer that uses a variable-interest entity *or any similar structure* that results in additional foreign entities being consolidated in the financial statements of the registrant is required to provide the below disclosures for itself and its consolidated foreign operating entity or entities." Additionally, page 15 of our Release No. 34-93701, "Holding Foreign Companies Accountable Act Disclosure," clarifies that a registrant should "look through a VIE *or any structure* that results in additional foreign entities being consolidated in the financial statements of the registrant and provide the required disclosures about any consolidated operating company or companies in the relevant jurisdiction." As previously requested, please provide us with the information required by Items 16I(b)(2) through (b)(5) for all of your consolidated foreign operating entities in your supplemental response.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Contact Tyler Howes at 202-551-3370 or Jennifer Gowetski at 202-551-3401 if you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year.

You may contact Tatanisha Meadows at 202-551-3322 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Shu Du, Esq.